Exhibit 99.4

MANULIFE FINANCIAL CORPORATION
Proxy Voting Information We offer you four ways to vote your shares

MAIL	Complete, sign, date and mail this proxy form in the envelope provided.

INTERNET	Go to the website: www.tsxtrust.com/vote-proxy Follow the instructions on the screen. You will need the Control Number located on this proxy form.

TELEPHONE	Call toll free 1-888-489-7352 in Canada or the United States from any touch-tone telephone and follow the instructions. You will need the Control Number located on this proxy form.

SMARTPHONE Scan QR Code

Proxy Form – Annual Meeting of Common Shareholders

Proxy Information

This proxy confers discretionary authority on the proxy named herein to vote in respect of any amendments or variations to the matters identified in the notice of meeting or any other matter which may properly come before the meeting in such manner as such proxy in his or her judgment may determine.

A shareholder has the right to appoint a person to represent him or her at the meeting other than the management representatives designated in this proxy. Such right may be exercised by filling in the name of the other person in the blank space provided; such other person need not be a shareholder.

Notes

•   This proxy must be signed by a shareholder or his or her attorney duly authorized in writing. If you are an individual, please sign exactly as your shares are registered. If the shareholder is a corporation, a duly authorized officer or attorney of the corporation must sign this proxy, and if the corporation has a corporate seal, its corporate seal should be affixed.

•   Signatories on behalf of a trust, estate or under a power of attorney or similar authority should specify the capacity in which they sign. Documentation may be required evidencing authority.

•   If the shares are held by two or more persons, then all those persons should sign this proxy.

•   This proxy should be read in conjunction with the accompanying Management Information Circular and Notice of Annual Meeting of Common Shareholders.

•   If not dated, this proxy is deemed to bear the date on which it was mailed on behalf of management of the Company.

•   For your proxy vote to be counted, this proxy must be completed and delivered in accordance with the Voting Instructions above.

Request for Financial Statements
If you wish to receive the financial statements and MD&A for the next year by mail, you must check the appropriate box below.

I wish to receive the Interim Financial Statements and MD&A ☐
I wish to receive the Annual Financial Statements and MD&A ☐
You may also make your request online at tsxtrust.com/financialstatements. Our Company code number is 4658A.

Save paper – reduce mail – to receive documents electronically rather than via the mail,

sign up for e-delivery after casting your vote at www.tsxtrust.com/vote-proxy

MANULIFE FINANCIAL CORPORATION Annual Meeting of Common Shareholders May 12, 2022

PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

This proxy is solicited on behalf of management of Manulife Financial Corporation (the “Company”).

The undersigned shareholder of the Company hereby appoints Roy Gori, President and Chief Executive Officer, or failing him, John M. Cassaday, Chairman of the Board, with full power of substitution, or instead of any of them,                                                                          , as proxy of the undersigned, to attend, vote and act for and on behalf of the undersigned at the Annual Meeting of Common Shareholders of the Company to be held at 11:00 a.m. Eastern Time on Thursday, May 12, 2022, and at all adjournments thereof, and are specifically directed to vote the common shares represented by this proxy upon the following matters.

Information on the following can be found in the Management Information Circular and Notice of Annual Meeting of Common Shareholders dated March 16, 2022.

The directors and management recommend shareholders vote FOR items 1, 2 and 3. Where no choice is specified, the proxyholders designated by management intend to vote FOR items 1, 2 and 3.

1. Election of Directors
The proposed nominees are:
		FOR	WITHHOLD

01	Nicole S. Arnaboldi	☐	☐

02	Guy L.T. Bainbridge	☐	☐

03	Joseph P. Caron	☐	☐

04	John M. Cassaday	☐	☐

05	Susan F. Dabarno	☐	☐

06	Julie E. Dickson	☐	☐

07	Roy Gori	☐	☐

08	Tsun-yan Hsieh	☐	☐

09	Vanessa Kanu	☐	☐

10	Donald R. Lindsay	☐	☐

11	C. James Prieur	☐	☐

12	Andrea S. Rosen	☐	☐

13	May Tan	☐	☐

14	Leagh E. Turner	☐	☐

2. Appointment of Auditors
	FOR	WITHHOLD

Appointment of Ernst & Young LLP as Auditors	☐	☐

3. Advisory Resolution Accepting Approach to Executive Compensation
	FOR	AGAINST

Advisory resolution accepting approach to executive compensation	☐	☐

Please Sign and Return this Proxy Form

To be valid, this proxy must be signed and received by the Company’s transfer agent, TSX Trust Company, P.O. Box 721, Agincourt, Ontario, Canada, M1S 0A1, no later than 5:00 p.m. Eastern Time on Tuesday, May 10, 2022 or, if the meeting is adjourned, no later than 5:00 p.m. Eastern Time on the second business day preceding the day to which the meeting is adjourned. This proxy revokes and supersedes all proxies of earlier dates.

Please see the Notes on the reverse side of this form for instructions on how to complete this proxy and vote your shares.

Dated this              day of                                         , 2022.

Signature of Shareholder/Authorized Officer	Name of Shareholder (Please PRINT clearly)